

Mail Stop 3720

September 23, 2016

Kenneth Tan
Chief Executive Officer
Sino Payments, Inc.
7/F., DartonTower
142 WaiYip Street, Kwun Tong
Kowloon, Hong Kong

> **Re:** **Sino Payments, Inc.**
> **Amendment No. 1 to Schedule 14C**
> **Filed September 21, 2016**
> **File No. 000-53537**

Dear Mr. Tan:

We have reviewed the above-captioned filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Corporate Action: Pursuit of Proposed TSI Stock Acquisition, page 5

1. Please explain why shareholder approval of Sino Payments continued pursuit of an acquisition of TAPServices, Inc. was obtained.

2. If you are asking shareholders to approve the continued pursuit of an acquisition of TAPServices, it would seem material to a shareholder in order to make an informed decision to receive information about TAPServices. Please provide us with a legal analysis as to whether information relating to TAPServices should be provided either due to the direct applicability of Item 14 of Schedule 14A or pursuant to Note A of Schedule 14A. Refer to Item 1 of Schedule 14C, which generally requires disclosure in accordance

Kenneth Tan
Sino Payments, Inc.
September 23, 2016
Page 2

with any item that would have been applicable in a proxy statement used in seeking proxy authority to act on any matter at a meeting.

Ownership of Officers, Directors and Principal Shareholders as of August 31, 2016, page 7

3.   Please revise your beneficial ownership table to remove Cede & Co., a depositary that holds shares of record for banks, brokers and other institutions. Please see Item 403 of Regulation S-K. Additionally, please confirm that no one individual is a five percent beneficial owner of the shares held in Cede & Co.'s name.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Emily C. Drazan, Staff Attorney at (202) 551-3208 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Matthew Mecke, Director
Sino Payments, Inc.

Paul Richter, Esq.
PW Richter PLC